For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse”, “the Group”, “we”, “us” and “our” mean Credit Suisse Group and its consolidated subsidiaries and the term “the Bank” means Credit Suisse, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

Condensed Consolidated Financial Statements – unaudited
Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments
Note 3 Segment reporting
Note 4 Net interest income
Note 5 Commissions and fees
Note 6 Other revenues
Note 7 Provision for credit losses
Note 8 Compensation and benefits
Note 9 General and administrative expenses
Note 10 Earnings per share
Note 11 Trading assets and liabilities
Note 12 Loans
Note 13 Other assets and liabilities
Note 14 Long-term debt
Note 15 Accumulated other comprehensive income
Note 16 Tax
Note 17 Employee share-based compensation and other benefits
Note 18 Pension
Note 19 Guarantees and commitments
Note 20 Variable interest entities
Note 21 Fair value of financial instruments
Note 22 Subsidiary guarantee information
Note 23 Litigation
Report of Independent Registered Public Accounting Firm

The accompanying notes to the unaudited condensed consolidated financial statements are an integral part of these statements.
Condensed Consolidated Financial Statements – unaudited
Consolidated statements of income (unaudited)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Consolidated statements of income (CHF million)

Interest and dividend income	14,692	13,017	11,317	13	30

Interest expense	(12,603)	(11,590)	(9,651)	9	31

Net interest income	2,089	1,427	1,666	46	25

Commissions and fees	4,977	5,069	4,234	(2)	18

Trading revenues	3,216	2,956	3,408	9	(6)

Other revenues	1,338	1,362	1,617	(2)	(17)

Net revenues	11,620	10,814	10,925	7	6

Provision for credit losses	53	(20)	(61)	–	–

Compensation and benefits	4,950	4,100	4,473	21	11

General and administrative expenses	1,532	1,815	1,622	(16)	(6)

Commission expenses	609	605	543	1	12

Total other operating expenses	2,141	2,420	2,165	(12)	(1)

Total operating expenses	7,091	6,520	6,638	9	7

Income from continuing operations before taxes, minority interests and extraordinary items	4,476	4,314	4,348	4	3

Income tax expense	822	805	715	2	15

Minority interests	925	910	1,291	2	(28)

Income from continuing operations before extraordinary items	2,729	2,599	2,342	5	17

Income from discontinued operations, net of tax	0	2,074	286	(100)	(100)

Extraordinary items, net of tax	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	2.56	2.42	2.08	6	23

Income from discontinued operations, net of tax	0.00	1.93	0.25	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.56	4.35	2.31	(41)	11

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	2.42	2.29	1.99	6	22

Income from discontinued operations, net of tax	0.00	1.83	0.24	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.42	4.12	2.21	(41)	10

Consolidated balance sheets (unaudited)

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Assets (CHF million)

Cash and due from banks	27,578	29,040	34,789	(5)	(21)

Interest-bearing deposits with banks	5,572	8,128	6,722	(31)	(17)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	326,473	319,048	344,475	2	(5)

of which reported at fair value	93,300	–	–	–	–

Securities received as collateral, at fair value	34,406	32,385	30,377	6	13

Trading assets, at fair value	515,050	450,780	460,847	14	12

of which encumbered	162,181	141,404	153,512	15	6

Investment securities	19,185	21,394	120,931	(10)	(84)

of which reported at fair value	18,912	20,622	108,880	(8)	(83)

of which encumbered	3,738	54	2,371	> 500	58

Other investments	21,258	20,478	28,474	4	(25)

of which reported at fair value	19,383	17,887	15,834	8	22

Net loans	212,831	208,127	215,496	2	(1)

of which reported at fair value	17,317	–	–	–	–

allowance for loan losses	1,449	1,484	2,054	(2)	(29)

Premises and equipment	6,040	5,990	7,430	1	(19)

Goodwill	11,043	11,023	12,830	0	(14)

Other intangible assets	492	476	3,419	3	(86)

of which reported at fair value	204	181	–	13	–

Assets of discontinued operations held-for-sale	0	0	1,542	–	(100)

Other assets	179,759	149,087	166,289	21	8

of which reported at fair value	50,129	9,295	13,544	439	270

of which encumbered	29,426	26,426	29,418	11	0

Total assets	1,359,687	1,255,956	1,433,621	8	(5)

Consolidated balance sheets (unaudited)

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Liabilities and shareholders' equity (CHF million)

Due to banks	120,972	97,514	88,781	24	36

of which reported at fair value	4,406	–	–	–	–

Customer deposits	328,325	290,864	294,580	13	11

of which reported at fair value	3,806	–	–	–	–

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	284,464	288,444	302,780	(1)	(6)

of which reported at fair value	169,845	–	–	–	–

Obligation to return securities received as collateral, at fair value	34,406	32,385	30,377	6	13

Trading liabilities, at fair value	216,972	198,422	219,523	9	(1)

Short-term borrowings	27,722	21,556	20,981	29	32

of which reported at fair value	9,336	2,764	2,078	238	349

Provisions from the insurance business	0	0	152,164	–	(100)

Long-term debt	155,892	147,832	141,509	5	10

of which reported at fair value	101,997	44,709	40,461	128	152

Liabilities of discontinued operations held-for-sale	0	0	1,690	–	(100)

Other liabilities	131,284	120,035	122,536	9	7

of which reported at fair value	14,660	9,295	13,544	58	8

Minority interests	15,646	15,318	16,070	2	(3)

Total liabilities	1,315,683	1,212,370	1,390,991	9	(5)

Common shares	607	607	624	0	(3)

Additional paid-in capital	24,780	24,817	24,716	0	0

Retained earnings	34,206	32,306	27,248	6	26

Common treasury shares, at cost	(10,502)	(9,111)	(7,349)	15	43

Accumulated other comprehensive income	(5,087)	(5,033)	(2,609)	1	95

Total shareholders' equity	44,004	43,586	42,630	1	3

Total liabilities and shareholders' equity	1,359,687	1,255,956	1,433,621	8	(5)

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Additional share information

Par value (CHF)	0.50	0.50	0.50	0	0

Authorized shares (million)	1,413.3	1,413.3	1,447.9	0	(2)

Issued shares (million)	1,215.5	1,214.9	1,247.8	0	(3)

Repurchased shares (million)	(167.0)	(152.4)	(141.8)	10	18

Shares outstanding (million)	1,048.5	1,062.5	1,106.0	(1)	(5)

Consolidated statements of changes in shareholders' equity (unaudited)

	Common shares	Additional paid-in capital	Retained earnings	Common treasury shares, at cost	Accumul- ated other comprehen- sive income	Total share- holders' equity		Number of common shares outstanding

1Q07 (CHF million)

Balance at beginning of period	607	24,817	32,306	(9,111)	(5,033)	43,586		1,062,467,061	[1]

Net income	–	–	2,729	–	–	2,729		–

Cumulative effect of accounting changes, net of tax	–	–	(829)	–	10	(819)	[2]	–

Other comprehensive income/(loss), net of tax	–	–	–	–	(64)	(64)		–

Issuance of common shares	–	26	–	–	–	26		590,976

Issuance of treasury shares	–	(39)	–	10,240	–	10,201		118,625,807

Repurchase of treasury shares	–	–	–	(11,963)	–	(11,963)		(139,141,331)	[3]

Share-based compensation	–	239	–	332	–	571		5,907,428

Derivatives indexed to own shares[4]	–	(263)	–	–	–	(263)		–

Balance at end of period	607	24,780	34,206	(10,502)	(5,087)	44,004		1,048,449,941	[5]

1Q06 (CHF million)

Balance at beginning of period	624	24,639	24,584	(5,823)	(1,906)	42,118		1,125,360,183

Net income	–	–	2,604	–	–	2,604		–

Cumulative effect of accounting changes, net of tax	–	–	60	–	–	60		–

Other comprehensive income/(loss), net of tax	–	–	–	–	(703)	(703)		–

Issuance of treasury shares	–	(121)	–	4,607	–	4,486		63,044,115

Repurchase of treasury shares	–	–	–	(6,395)	–	(6,395)		(88,338,500)

Share-based compensation	–	198	–	262	–	460		5,876,635

Balance at end of period	624	24,716	27,248	(7,349)	(2,609)	42,630		1,105,942,433

1 At par value CHF 0.50 each, fully paid, net of 152,394,952 treasury shares. In addition to the treasury shares, a maximum of 198,476,240 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Includes CHF 187 million related to SFAS 157, CHF (1,003) million related to SFAS 159, CHF (13) million related to FIN 48 and CHF 10 million reclassified from Accumulated other comprehensive income as a result of SFAS 159, all net of tax. 3 Includes 11,354,000 shares repurchased in connection with Credit Suisse Group's share buyback program. 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the Leverage Units element of the Incentive Share Units (ISU) granted to the employees during the first quarter of 2007. In accordance with EITF 00-19, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.50 each, fully paid, net of 167,003,048 treasury shares. In addition to the treasury shares, a maximum of 197,878,112 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Comprehensive income (unaudited)

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Comprehensive income (CHF million)

Net income	2,729	4,673	2,604	(42)	5

Other comprehensive income, net of tax	(64)	(34)	(703)	88	(91)

Comprehensive income	2,665	4,639	1,901	(43)	40

Consolidated statements of cash flow (unaudited)

		in	% change

	1Q07	1Q06	YoY

Operating activities of continuing operations (CHF million)

Net income	2,729	2,604	5

(Income)/loss from discontinued operations, net of tax	0	(286)	(100)

Income from continuing operations	2,729	2,318	18

Adjustments to reconcile net income to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	224	224	0

Provision for credit losses	53	(61)	–

Deferred tax provision	208	213	(2)

Share of net income from equity method investments	(29)	(43)	(33)

Trading assets and liabilities	(39,611)	3,934	–

(Increase)/decrease in accrued interest, fees receivable and other assets	(33,820)	(27,869)	21

Increase/(decrease) in accrued expenses and other liabilities	10,140	5,837	74

Other, net	528	(1,056)	–

Total adjustments	(62,307)	(18,821)	231

Net cash provided by/(used in) operating activities of continuing operations	(59,578)	(16,503)	261

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	2,564	(522)	–

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(7,254)	5,918	–

Purchase of investment securities	(129)	(1,139)	(89)

Proceeds from sale of investment securities	354	656	(46)

Maturities of investment securities	2,081	2,162	(4)

Investments in subsidiaries and other investments	(770)	17	–

Proceeds from sale of other investments	306	647	(53)

(Increase)/decrease in loans	(4,523)	(9,882)	(54)

Proceeds from sales of loans	76	408	(81)

Capital expenditures for premises and equipment and other intangible assets	(297)	(517)	(43)

Proceeds from sale of premises and equipment and other intangible assets	5	1	400

Other, net	(3)	32	–

Net cash provided by/(used in) investing activities of continuing operations	(7,590)	(2,219)	242

Consolidated statements of cash flow (unaudited) (continued)

		in	% change

	1Q07	1Q06	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in deposits	60,862	19,390	214

Increase/(decrease) in short-term borrowings	6,960	1,384	403

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,058)	(5,599)	(28)

Issuances of long-term debt	20,750	27,976	(26)

Repayments of long-term debt	(16,932)	(16,986)	0

Issuances of common shares	26	0	–

Issuances of treasury shares	10,201	4,486	127

Repurchase of treasury shares	(11,963)	(6,395)	87

Dividends paid/capital repayments (including minority interests and trust preferred securities)	0	(16)	(100)

Other, net	(93)	930	–

Net cash provided by/(used in) financing activities of continuing operations	65,753	25,170	161

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(47)	(6)	> 500

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	3,439	(100)

Net cash provided by/(used in) investing activities of discontinued operations	0	(2,223)	(100)

Net cash provided by/(used in) financing activities of discontinued operations	0	(446)	(100)

Net cash provided by/(used in) discontinued operations	0	770	(100)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(1,462)	7,212	–

Cash and due from banks at beginning of period	29,040	27,577	5

Cash and due from banks at end of period	27,578	34,789	(21)

Supplemental cash flow information (unaudited)

		in	% change

	1Q07	1Q06	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	317	646	(51)

Cash paid for interest	12,892	9,498	36

Notes to the Condensed Consolidated Financial Statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2006, included in the Credit Suisse Group Annual Report 2006. For a description of the Group’s significant accounting policies, see note 1 “Summary of significant accounting policies” of the aforementioned consolidated financial statements.

Due to the Group’s sale of Winterthur, which was completed on December 22, 2006, the results of operations of the Winterthur businesses sold, which were previously reported as a separate segment of the Group, are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented through the completion of the sale.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes have been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change has been added for convenience of the reader and is not a required presentation under US GAAP.

The results of operations for interim periods are not indicative of results for the entire year.
In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions, which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, see note 2 “Recently issued accounting standards” in the Credit Suisse Group Annual Report 2006.

EITF 04-5, FSP SOP 78-9-1 and EITF 96-16
In June 2005, the Financial Accounting Standards Board (FASB) ratified Emerging Issues Task Force (EITF) Issue No. 04-5, “Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights” (EITF 04-5). EITF 04-5 provides a framework for evaluating whether a general partner or a group of general partners controls a limited partnership and therefore should consolidate it. EITF 04-5 states that the presumption of general partner control would be overcome only when the limited partners have substantive “kick-out rights” or “participating rights.” These rights would allow a simple majority of the limited partners to dissolve or liquidate the partnership or otherwise remove the general partner “without cause” or effectively participate in significant decisions made in the ordinary course of the partnership business. EITF 04-5 was effective upon ratification for all newly formed limited partnerships and for existing limited partnership agreements that have been modified. The guidance was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

As a result of the ratification of EITF 04-5, EITF Issue No. 96-16, “Investor’s Accounting for an Investee When the Investor Has a Majority of the Voting Interest but the Minority Shareholder or Shareholders Have Certain Approval or Veto Rights” (EITF 96-16) was updated and FASB Staff Position (FSP) No. SOP 78-9-1, “Interaction of American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 78-9 and EITF Issue No. 04-5” (FSP SOP 78-9-1) was issued. The amendments to EITF 96-16 were effective on a prospective basis upon issuance, whereas, similar to EITF 04-5, FSP SOP 78-9-1 was effective upon issuance for all new partnerships formed and for existing partnership agreements modified after June 29, 2005, and was effective for the Group with respect to existing unmodified partnerships as of January 1, 2006.

The changes to EITF 96-16 and the provisions of EITF 04-5 and FSP SOP 78-9-1 in effect during 2005 did not have a material impact on the Group’s financial condition, results of operations or cash flows. As of January 1, 2006, the Group increased its assets and liabilities by CHF 8.2 billion, primarily due to the consolidation of certain unmodified private equity partnerships which existed prior to June 29, 2005.

SFAS 155
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (SFAS 155), which amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133) and SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (SFAS 140). Under SFAS 155, hybrid financial instruments which contain embedded derivatives that would otherwise require bifurcation may be accounted for at fair value, with changes in fair value recognized in the consolidated statements of income. The fair value designation may be applied on an instrument-by-instrument basis; however, the election to apply fair value accounting is irrevocable. SFAS 155 is effective for those instruments acquired or issued on or after an entity’s fiscal year beginning after September 15, 2006, with early adoption permitted as of the beginning of a fiscal year for which an entity has not previously issued interim financial statements. SFAS 155 allows limited retrospective application for existing bifurcated hybrid financial instruments. The Group elected to early adopt SFAS 155 as of January 1, 2006, and the impact of adoption was an increase to the Group’s consolidated retained earnings of CHF 33 million, which included gross gains after tax of CHF 119 million and gross losses after tax of CHF 86 million, and a corresponding decrease to the Group’s consolidated liabilities of CHF 33 million.

FIN 48
In July 2006, the FASB issued FIN No. 48, “Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 resulted in a decrease in beginning retained earnings of CHF 13 million. For further information, see note 16 “Tax.”

SFAS 158
In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – An Amendment of FASB Statements No. 87, 88, 106 and 132(R)” (SFAS 158). SFAS 158 requires an employer to:

(i) recognize in the statement of financial condition the funded status of a defined benefit plan on a prospective basis;
(ii) recognize as a component of other comprehensive income, net of tax, the actuarial gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost pursuant to SFAS No. 87, “Employers’ Accounting for Pensions” (SFAS 87) or No. 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions” (SFAS 106). Amounts recognized in Accumulated other comprehensive income (AOCI), including gains or losses, prior service costs or credits and transition assets or obligations remaining from the initial application of SFAS 87 and SFAS 106, are to be adjusted as they are subsequently recognized as a component of net periodic benefit cost;

(iii) measure the defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end statement of financial condition; and
(iv) disclose in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits and transition asset or obligation.

SFAS 158 recognition provisions associated with the funded status of a defined benefit plan are effective as of the end of the fiscal year ending after December 15, 2006. The provision to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial condition is effective for fiscal years ending after December 15, 2008, with early adoption permitted.

The cumulative effect of the Group adopting the recognition provisions of SFAS 158 as of December 31, 2006, was an after-tax decrease in AOCI and consolidated net assets of CHF 1.8 billion. The Group did not early adopt the measurement date provisions and is evaluating the impact of those provisions for adoption in 2008.

SFAS 157
In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures for instruments carried at fair value. The statement applies only to fair value measurements which are already required or permitted by other accounting standards. It eliminates the EITF Issue No. 02-3 “Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities” (EITF 02-3) guidance which prohibits the recognition of gains or losses at the inception of derivative transactions whose fair value is estimated based upon unobservable market data. SFAS 157 also eliminates the use of blockage factors on instruments that are quoted in active markets by brokers, dealers and investment companies that have been applying the applicable AICPA Audit and Accounting Guides. SFAS 157 also requires the Group to consider its own credit spreads when measuring the fair value of liabilities. The Group adopted the provisions of SFAS 157 on January 1, 2007. As a result of this adoption the Group reported an increase in opening retained earnings of CHF 187 million, net of tax. For further information, see note 21 “Fair value of financial instruments.”

SFAS 159
In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including An Amendment of FASB Statement No. 115” (SFAS 159). SFAS 159 creates an alternative measurement treatment for certain financial assets and financial liabilities that permits fair value to be used for initial and subsequent measurement with changes in fair value recognized in earnings. The availability of this alternative measurement treatment is referred to as the fair value option. The statement also provides for additional financial statement presentation and disclosures relating to the alternative measurement treatment. The Group adopted the provisions of SFAS 159 on January 1, 2007. As a result of adoption and election of certain existing instruments under the fair value option, the Group reported a decrease in opening retained earnings of CHF 1,003 million, net of tax. For further information, see note 21 “Fair value of financial instruments.”

Note 2 Business developments
Divestitures
Effective December 22, 2006, the Group sold Winterthur to AXA S.A. for cash consideration of CHF 12.3 billion. As part of the sale agreement, AXA S.A. repaid approximately CHF 1.1 billion of debt outstanding between the Group and Winterthur. As a result of the completed sale, a net capital gain on the sale of CHF 1,817 million was recognized. The Group did not provide any indemnification in respect of Winterthur’s insurance reserves in the sale agreement.

The results of operations of the businesses sold are reflected in Income from discontinued operations, net of tax in the consolidated statements of income for all periods presented through the completion of the sale.

No income from discontinued operations was recognized in 1Q07. In 4Q06 and 1Q06 income from discontinued operations, net of tax was CHF 2,074 million and CHF 286 million, respectively.
Note 3 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Investment Banking, Private Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which is tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to high-net-worth, corporate and retail clients.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients globally. It provides access to the full range of investment classes, ranging from money market, fixed income, equities and balanced products, to alternative investments such as real estate, hedge funds, private equity and volatility management.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Minority interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as Minorities without significant economic interest. The consolidation of these entities does not affect Net income as the amounts recorded in Net revenues and Total operating expenses are offset by corresponding amounts reported as minority interests. In addition, tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and the Corporate Center based on their requirements and other relevant measures.

Funding
The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital. Transfer pricing, using market rates, is used to record interest income and expense in each of the segments for this capital and funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.

Net revenues and income from continuing operations before taxes

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net revenues (CHF million)

Investment Banking	6,582	6,085	5,757	8	14

Private Banking	3,366	2,973	3,110	13	8

Asset Management	776	738	756	5	3

Corporate Center	(55)	20	18	–	–

Minority Interests without Significant Economic Interest	951	998	1,284	(5)	(26)

Net revenues	11,620	10,814	10,925	7	6

Income from continuing operations before taxes, minority interests and extraordinary items (CHF million)

Investment Banking	1,990	2,342	1,564	(15)	27

Private Banking	1,439	1,143	1,308	26	10

Asset Management	257	89	234	189	10

Corporate Center	(110)	(187)	(33)	(41)	233

Minority Interests without Significant Economic Interest	900	927	1,275	(3)	(29)

Income from continuing operations before taxes, minority interests and extraordinary items	4,476	4,314	4,348	4	3

Total assets

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Total assets (CHF million)

Investment Banking	1,146,956	1,046,557	1,035,601	10	11

Private Banking	342,254	340,741	313,463	0	9

Asset Management	23,016	20,448	21,319	13	8

Corporate Center[1]	(168,857)	(167,794)	47,578	1	–

Minority Interests without Significant Economic Interest	16,318	16,004	15,660	2	4

Total assets	1,359,687	1,255,956	1,433,621	8	(5)

1 Includes CHF 183.0 billion of assets related to the Winterthur segments which were reported as separate segments as of March 31, 2006.

Note 4 Net interest income

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net interest income (CHF million)

Loans	2,047	2,029	1,725	1	19

Investment securities	189	190	162	(1)	17

Trading assets	5,482	4,300	4,043	27	36

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	5,316	4,927	4,344	8	22

Other	1,658	1,571	1,043	6	59

Interest and dividend income	14,692	13,017	11,317	13	30

Deposits	(3,704)	(3,559)	(2,643)	4	40

Short-term borrowings	(218)	(193)	(119)	13	83

Trading liabilities	(2,098)	(1,498)	(1,416)	40	48

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(4,831)	(4,644)	(4,065)	4	19

Long-term debt	(1,243)	(1,168)	(1,098)	6	13

Other	(509)	(528)	(310)	(4)	64

Interest expense	(12,603)	(11,590)	(9,651)	9	31

Net interest income	2,089	1,427	1,666	46	25

Note 5 Commissions and fees

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Commissions and fees (CHF million)

Lending business	647	469	329	38	97

Investment and portfolio management	1,445	1,387	1,261	4	15

Other securities business	56	58	60	(3)	(7)

Fiduciary	1,501	1,445	1,321	4	14

Underwriting	615	895	601	(31)	2

Brokerage	1,487	1,303	1,432	14	4

Underwriting and brokerage	2,102	2,198	2,033	(4)	3

Other customer services	727	957	551	(24)	32

Commissions and fees	4,977	5,069	4,234	(2)	18

Note 6 Other revenues

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Other revenues (CHF million)

Minority Interests without Significant Economic Interest	938	978	1,232	(4)	(24)

Loans held-for-sale	2	(7)	8	–	(75)

Long-lived assets held-for-sale	6	15	1	(60)	–

Equity method investments	29	61	46	(52)	(37)

Other investments	263	253	230	4	14

Other	100	62	100	61	0

Other revenues	1,338	1,362	1,617	(2)	(17)

Note 7 Provision for credit losses

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Provision for credit losses (CHF million)

Allowance for loan losses	57	(25)	(49)	–	–

Provisions for lending-related and other exposures	(4)	5	(12)	–	(67)

Provision for credit losses	53	(20)	(61)	–	–

Note 8 Compensation and benefits

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Compensation and benefits (CHF million)

Salaries and bonuses	4,473	3,650	4,033	23	11

Social security	247	239	248	3	0

Other	230	211	192	9	20

Compensation and benefits	4,950	4,100	4,473	21	11

Note 9 General and administrative expenses

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

General and administrative expenses (CHF million)

Occupancy expenses	219	233	211	(6)	4

IT, machinery, etc.	125	133	121	(6)	3

Provisions and losses	(17)	58	52	–	–

Travel and entertainment	146	152	145	(4)	1

Professional services	495	624	512	(21)	(3)

Depreciation of property and equipment	217	224	206	(3)	5

Amortization and impairment of other intangible assets	8	19	14	(58)	(43)

Other	339	372	361	(9)	(6)

General and administrative expenses	1,532	1,815	1,622	(16)	(6)

Note 10 Earnings per share

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Net income (CHF million)

Income from continuing operations before extraordinary items	2,729	2,599	2,342	5	17

Income from discontinued operations, net of tax	0	2,074	286	(100)	(100)

Extraordinary items, net of tax	0	0	(24)	–	(100)

Net income	2,729	4,673	2,604	(42)	5

Net income available for common shares for basic EPS	2,729	4,673	2,604	(42)	5

Net income available for common shares for diluted EPS	2,729	4,673	2,604	(42)	5

Weighted average shares outstanding (million)

Weighted average shares outstanding for basic EPS	1,066.2	1,074.6	1,128.0	(1)	(5)

Dilutive convertible securities	0.0	–	–	–	–

Dilutive share options and warrants	13.5	12.8	17.7	5	(24)

Dilutive share awards	50.0	47.9	33.5	4	49

Weighted average shares outstanding for diluted EPS[1]	1,129.7	1,135.3	1,179.2	0	(4)

Basic earnings per share (CHF)

Income from continuing operations before extraordinary items	2.56	2.42	2.08	6	23

Income from discontinued operations, net of tax	0.00	1.93	0.25	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.56	4.35	2.31	(41)	11

Diluted earnings per share (CHF)

Income from continuing operations before extraordinary items	2.42	2.29	1.99	6	22

Income from discontinued operations, net of tax	0.00	1.83	0.24	(100)	(100)

Extraordinary items, net of tax	0.00	0.00	(0.02)	–	(100)

Net income	2.42	4.12	2.21	(41)	10

1 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted EPS calculation above) but could potentially dilute earnings per share in the future, were 18.0 million, 35.2 million and 32.5 million for 1Q07, 4Q06 and 1Q06, respectively.

Note 11 Trading assets and liabilities

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Trading assets (CHF million)

Debt securities	234,095	214,276	210,046	9	11

Equity securities[1]	188,735	149,684	171,358	26	10

Derivative instruments	59,910	58,152	54,628	3	10

Other	32,310	28,668	24,815	13	30

Trading assets	515,050	450,780	460,847	14	12

Trading liabilities (CHF million)

Short positions	161,693	139,786	157,891	16	2

Derivative instruments	55,279	58,636	61,632	(6)	(10)

Trading liabilities	216,972	198,422	219,523	9	(1)

1 Including convertible bonds.

Note 12 Loans

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Loans (CHF million)

Banks	24	24	1,926	0	(99)

Commercial	43,974	44,253	45,889	(1)	(4)

Consumer	83,983	82,133	83,338	2	1

Public authorities	1,261	1,263	3,610	0	(65)

Lease financings	3,250	3,360	2,995	(3)	9

Switzerland	132,492	131,033	137,758	1	(4)

Banks	8,904	8,940	8,187	0	9

Commercial	57,564	55,424	51,996	4	11

Consumer	13,884	13,073	18,433	6	(25)

Public authorities	1,087	905	997	20	9

Lease financings	322	228	135	41	139

Foreign	81,761	78,570	79,748	4	3

Gross loans	214,253	209,603	217,506	2	(1)

Net (unearned income)/deferred expenses	27	8	44	238	(39)

Allowance for loan losses	(1,449)	(1,484)	(2,054)	(2)	(29)

Net loans	212,831	208,127	215,496	2	(1)

Allowance for loan losses (CHF million)

Balance at beginning of period	1,484	1,527	2,241	(3)	(34)

Change in accounting[1]	(61)	0	0	–	–

Net additions charged to statements of income	57	(25)	(49)	–	–

Gross write-offs	(50)	(76)	(189)	(34)	(74)

Recoveries	20	68	42	(71)	(52)

Net write-offs	(30)	(8)	(147)	275	(80)

Provisions for interest	(2)	(1)	11	100	–

Foreign currency translation impact and other adjustments, net	1	(9)	(2)	–	–

Balance at end of period	1,449	1,484	2,054	(2)	(29)

of which a specific allowance	1,036	1,091	1,669	(5)	(38)

of which a general allowance	413	393	385	5	7

Impaired loan portfolio (CHF million)

Gross impaired loans	1,867	2,131	3,066	(12)	(39)

of which with a specific allowance	1,587	1,802	2,493	(12)	(36)

of which without a specific allowance	280	329	573	(15)	(51)

1 Related to the adoption of SFAS 159.

Note 13 Other assets and liabilities

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	14,596	14,917	15,146	(2)	(4)

Derivative instruments used for hedging	1,530	2,220	2,615	(31)	(41)

Brokerage receivables	59,568	49,223	48,572	21	23

Assets held-for-sale	72,564	53,346	51,722	36	40

of which loans	72,374	53,178	51,561	36	40

of which real estate	190	168	161	13	18

Interest and fees receivable	9,936	8,817	9,607	13	3

Deferred tax assets	5,403	5,317	5,959	2	(9)

Prepaid expenses	651	477	488	36	33

Other	15,511	14,770	32,180	5	(52)

Other assets	179,759	149,087	166,289	21	8

Other liabilities (CHF million)

Cash collateral on derivative instruments	26,920	24,283	19,361	11	39

Derivative instruments used for hedging	624	970	1,984	(36)	(69)

Brokerage payables	44,858	33,185	31,706	35	41

Provisions[1]	1,899	2,104	2,503	(10)	(24)

Restructuring liabilities	3	3	14	0	(79)

Interest and fees payable	29,254	29,256	32,060	0	(9)

Current and deferred tax liabilities	4,159	3,750	5,506	11	(24)

Other	23,567	26,484	29,402	(11)	(20)

Other liabilities	131,284	120,035	122,536	9	7

1 Includes provisions for off-balance sheet risk of CHF 64 million, CHF 140 million and CHF 121 million as of March 31, 2007, December 31, 2006 and March 31, 2006, respectively.

Note 14 Long-term debt

			end of		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Long-term debt (CHF million)

Senior	137,561	129,919	122,444	6	12

Subordinated	18,331	17,913	19,065	2	(4)

Long-term debt	155,892	147,832	141,509	5	10

Note 15 Accumulated other comprehensive income

	Gains/(losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Minimum pension liability adjustment	Actuarial gains/ (losses)	Net prior service cost/ (credit)	Accumul- ated other comprehen- sive income

1Q07 (CHF million)

Balance at beginning of period	(42)	(2,878)	114	0	(2,110)	(117)	(5,033)

Increase/(decrease)	(3)	(66)	7	–	(2)	–	(64)

Decrease due to equity method investments	(5)	–	–	–	–	–	(5)

Reclassification adjustments, included in net income	1	–	4	–	–	–	5

Adoption of SFAS 159, net of tax	6	–	4	–	–	–	10

Balance at end of period	(43)	(2,944)	129	0	(2,112)	(117)	(5,087)

1Q06 (CHF million)

Balance at beginning of period	77	(2,497)	1,156	(642)	–	–	(1,906)

Increase/(decrease)	(109)	(15)	(529)	–	–	–	(653)

Reclassification adjustments, included in net income	–	(28)	(22)	–	–	–	(50)

Balance at end of period	(32)	(2,540)	605	(642)	–	–	(2,609)

Note 16 Tax
Credit Suisse adopted the provisions of FIN 48 on January 1, 2007. As a result of FIN 48, an increase in the liability for unrecognized tax benefits of approximately CHF 13 million was recognized as a reduction to the January 1, 2007 balance of Retained earnings. The total amount of unrecognized tax benefits, as of January 1, 2007, was CHF 1,485 million.

Included in the January 1, 2007 balance were tax positions of CHF 16 million, for which the ultimate deductibility is highly certain, but for which there is uncertainty about the timing of such deductibility. On January 1, 2007, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was CHF 1,412 million.

Credit Suisse continues to recognize interest and penalties accrued relating to unrecognized tax benefits as current income taxes in Income tax expense. Approximately CHF 298 million was accrued as of January 1, 2007 for the payment of interest and penalties, net of any tax benefit associated with the payment of these amounts.

Credit Suisse is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the adoption date of January 1, 2007. However, quantification of an estimate of the range of the reasonable possible change in unrecognized tax benefits cannot be made at this time.

Credit Suisse remains open to examination from either federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Japan – 2005; Switzerland – 2004; the UK –1997; and the US – 1993.

Note 17 Employee share-based compensation and other benefits
Share-based compensation
The Group’s share-based compensation is an important part of the overall compensation package for select employees and senior executives. Share-based compensation is designed to promote employee retention and align the interests of employees and shareholders. The majority of share-based compensation is granted as part of the annual incentive performance bonus subsequent to the fiscal year to which the incentive performance bonus relates. Share-based compensation is generally subject to restrictive features such as vesting, forfeiture and blocking rules. For further information on share-based compensation plans and the related fair value assumptions, see note 24 “Employee share-based compensation and other benefits” in the Credit Suisse Group Annual Report 2006.

Compensation expense
Compensation expense in any year includes a variable compensation expense for that year’s discretionary cash performance bonus and fixed expenses for share-based awards granted in prior years. Recognition in the consolidated statements of income of expense relating to awards granted in prior years is dependent primarily upon the vesting period, which is determined by the plan, retirement eligibility of employees, moratorium periods and certain other terms.

Total compensation expense for share-based compensation recognized in the consolidated statements of income in Compensation and benefits was CHF 646 million and CHF 323 million in the first quarters of 2007 and 2006, respectively, and CHF 496 million in the fourth quarter of 2006. As of March 31, 2007, the total estimated unrecognized compensation expense related to non-vested share-based compensation of CHF 3,533 million will be recognized over the remaining weighted-average requisite service period of 2.0 years.

The Group generally repurchases its own shares in the open market to satisfy these obligations but can also issue new shares out of available conditional capital. Through March 31, 2007, the Group delivered approximately 5.9 million shares to employees. The Group expects to repurchase approximately 28 million shares during 2007 in connection with its share-based compensation.

Credit Suisse Incentive Share Unit (ISU)
In January 2007, as part of the 2006 remuneration process, the Group aligned its share-based compensation plans and introduced ISUs. Previously granted awards will continue to settle under their original terms and are not affected by the ISU. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Credit Suisse Group share price. For each ISU granted, the employee will receive at least one Credit Suisse Group share. In addition, the leverage component can deliver additional upside, which will be determined by the monthly average Credit Suisse Group share price over the three-year period following the grant. Each ISU will vest at a rate of one-third of a share per year over three years, with the potential additional shares vesting on the third anniversary of the grant date, depending on the development of the leverage component.

On January 23, 2007, the Group granted 26.7 million ISUs. The compensation expense recognized during the first quarter of 2007 related to ISUs was CHF 321 million. The estimated unrecognized compensation expense related to ISUs as of March 31, 2007, is CHF 2,050 million and will be recognized over a period of three years, subject to the early retirement rules. None of the ISUs were vested as of March 31, 2007.

Incentive Share Unit activities, 1Q07

ISU Number of share awards

1Q07 (million)

Balance at beginning of period	0.0

Granted	26.7

Settled	0.0

Forfeited	0.0

Balance at end of period	26.7

Performance Incentive Plan (PIP)
As part of its annual incentive performance bonus process for 2004 and 2005, the Group granted PIP units during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of Credit Suisse Group registered shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) share price performance compared to predefined targets and share price performance relative to peers.

The compensation expense recognized during the first quarter of 2007 related to PIP I and PIP II was CHF 114 million. The estimated unrecognized compensation expense related to PIP I and PIP II as of March 31, 2007, is CHF 581 million. None of the PIP units were deliverable as of March 31, 2007.

Performance Incentive Plan activities, 1Q07

	PIP II Number of share awards	PIP I Number of share awards

1Q07 (million)

Balance at beginning of period	6.3	12.4

Granted	0.0	0.0

Settled	0.0	0.0

Forfeited	0.0	0.0

Balance at end of period	6.3	12.4

of which vested	1.4	5.3

of which unvested	4.9	7.1

Shares
In addition to the PIP, the Group’s share-based compensation in prior years has included three different types of share awards: phantom shares; longevity premium awards (LPA); and special awards. These share awards entitle the holder to receive one Credit Suisse Group registered share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years.

The compensation expense recognized in the first quarter of 2007 related to shares awarded under phantom share, LPA and special awards was CHF 211 million. The estimated unrecognized compensation expense related to these awards as of March 31, 2007, is CHF 902 million.

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group has discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Credit Suisse Group’s shares on the date of grant and expire after ten years.

Note 18 Pension
Credit Suisse Group previously disclosed in the Credit Suisse Group Annual Report 2006, that it expected to contribute CHF 372 million to the defined benefit pension plans and to other post-retirement defined benefit plans in 2007. As of March 31, 2007, CHF 155 million of contributions have been made.

			in		% change

	1Q07	4Q06	1Q06	QoQ	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	80	86	75	(7)	7

Interest costs on benefit obligation	139	124	123	12	13

Expected return on plan assets	(184)	(175)	(173)	5	6

Amortization of unrecognized transition obligation/(asset)	0	0	(1)	–	(100)

Amortization of prior service cost	7	7	8	0	(13)

Amortization of unrecognized (gains)/losses	32	33	30	(3)	7

Net periodic pension costs	74	75	62	(1)	19

Curtailment (gains)/losses	0	0	(8)	–	(100)

Total pension costs	74	75	54	(1)	37

Note 19 Guarantees and commitments
Guarantees

end of	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

1Q07 (CHF million)

Credit guarantees and similar instruments	11,004	8,646		10	5,072

Performance guarantees and similar instruments	10,968	9,637		149	3,251

Securities lending indemnifications	40,768	40,768		0	40,768

Derivatives	830,832	830,832		7,104	–	[2]

Other guarantees	3,721	3,721		3	1,516

Total guarantees	897,293	893,604		7,266	50,607

4Q06 (CHF million)

Credit guarantees and similar instruments	10,308	7,909		8	4,966

Performance guarantees and similar instruments	11,131	9,925		162	3,145

Securities lending indemnifications	36,834	36,834		0	36,834

Derivatives	680,329	680,329		5,211	–	[2]

Other guarantees	3,511	3,511		3	1,496

Total guarantees	742,113	738,508		5,384	46,441

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: Credit guarantees and similar instruments, Performance guarantees and similar instruments, Securities lending indemnifications, Derivatives and Other guarantees. For a detailed description of guarantees, see note 28 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2006.

Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in Other guarantees in the table above. The Group believes that the likelihood of having to pay under these agreements is remote.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. These indemnification provisions generally shift the potential risk of certain unquantifiable and unknowable loss contingencies (e.g., relating to litigation, tax and intellectual property matters) from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Total gross amount	Total net amount	[1]	Collateral received

1Q07 (CHF million)

Irrevocable commitments under documentary credits	5,200	4,769		2,647

Loan commitments	254,274	253,355		162,938

Forward reverse repurchase agreements	15,814	15,814		15,814

Other commitments	5,305	5,305		218

Total other commitments	280,593	279,243		181,617

4Q06 (CHF million)

Irrevocable commitments under documentary credits	5,365	4,984		2,710

Loan commitments	233,083	231,771		139,189

Forward reverse repurchase agreements	5,697	5,697		5,697

Other commitments	4,966	4,966		159

Total other commitments	249,111	247,418		147,755

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: Irrevocable commitments under documentary credits, Loan commitments, Forward reverse repurchase agreements and Other commitments. For a detailed description of off-balance sheet commitments, see note 28 “Guarantees and commitments” in the Credit Suisse Group Annual Report 2006.

Note 20 Variable interest entities
FIN 46(R) requires the Group to consolidate all variable interest entities (VIE) for which it is the primary beneficiary, defined as the entity that will absorb a majority of expected losses, receive a majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary.

As a normal part of its business, the Group engages in transactions with entities that are considered VIEs. These transactions include selling or purchasing assets, acting as a counterparty in derivatives transactions and providing liquidity, credit or other support. Transactions with VIEs are generally executed to facilitate securitization activities or to meet specific client needs, such as providing liquidity or investment opportunities, and as part of these activities, the Group may retain interests in VIEs. In general, investors in consolidated VIEs do not have recourse to the Group in the event of a default, except where a guarantee was provided to the investors or where the Group is the counterparty to a derivative transaction involving VIEs.

As of March 31, 2007, the Group consolidated all VIEs for which it is the primary beneficiary under FIN 46(R). Net income was unaffected as offsetting minority interests were recorded in the consolidated statements of income.

The Group’s involvement with VIEs may be broadly grouped into three primary categories: Collateralized debt obligations (CDO), Commercial paper conduits (CP conduits) and Financial intermediation. For further information on the Group’s policy on consolidation of VIEs and the nature of the Group’s involvement with these entities, see note 1 “Summary of significant accounting policies,” note 2 “Recently issued accounting standards” and note 29 “Transfers and servicing of financial assets” in the Credit Suisse Group Annual Report 2006.

		in	% change

	1Q07	4Q06	YoY

Total assets of consolidated VIEs (CHF million)

Collateralized debt obligations	8,799	6,539	35

Commercial paper conduits	1	1	0

Financial intermediation	14,379	15,006	(4)

Total assets of consolidated VIEs	23,179	21,546	8

Carrying value of total assets of non-consolidated VIEs (CHF million)

Collateralized debt obligations	13,805	15,636	(12)

Commercial paper conduits	9,813	7,038	39

Financial intermediation	87,958	90,538	(3)

Carrying value of total assets of non-consolidated VIEs	111,576	113,212	(1)

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from and on behalf of clients for the purpose of securitization.
The Group has consolidated all CDO VIEs for which it is the primary beneficiary resulting in the inclusion by the Group of approximately CHF 8.8 billion and CHF 6.5 billion of assets and liabilities of these VIEs as of March 31, 2007 and December 31, 2006, respectively. The beneficial interests issued by these VIEs are payable solely from the cash flows of the related collateral, and the creditors of these VIEs do not have recourse to the Group in the event of default.

The Group also retains certain debt and equity interests in open CDO VIEs that are not consolidated because the Group is not the primary beneficiary. The Group’s exposure in these CDO transactions typically consists of the interests retained in connection with its underwriting or market-making activities. The Group’s maximum loss exposure is generally equal to the carrying value of these retained interests, which are reported as Trading assets and carried at fair value and totaled CHF 2.3 billion and CHF 1.7 billion as of March 31, 2007 and December 31, 2006, respectively.

Commercial paper conduits
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for several CP conduits. The Group does not sell assets to the CP conduits and does not have any ownership interest in the CP conduits. The Group’s commitments to CP conduits consist of obligations under liquidity and credit enhancement agreements.

As of March 31, 2007, the Group’s maximum loss exposure to non-consolidated CP conduits was CHF 15.7 billion, which consisted of CHF 9.8 billion of funded assets and the CP conduits’ commitments to purchase CHF 5.9 billion of additional assets. As of December 31, 2006, the Group’s maximum loss exposure was CHF 12.5 billion.

The Group believes that the likelihood of incurring a loss equal to this maximum exposure is remote because the assets held by the CP conduits, after giving effect to related asset-specific credit enhancement primarily provided by the clients, must be classified as investment grade when acquired by the CP conduits.

Financial intermediation
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The investors typically retain the risk of loss on such transactions but the Group may provide principal protection on the securities to limit the investors’ exposure to downside risk.

As a financial intermediary, the Group may administer or sponsor the VIE, transfer assets to the VIE, provide collateralized financing, act as a derivatives counterparty, advise on the transaction, act as investment advisor or investment manager, act as underwriter or placement agent or provide credit enhancement, liquidity or other support to the VIE. The Group also own securities issued by the VIEs structured to provide clients with investment opportunities, for market-making purposes and as investments. The Group’s maximum loss exposure to non-consolidated VIEs related to Financial intermediation activities was CHF 18.2 billion and CHF 19.1 billion as of March 31, 2007 and December 31, 2006, respectively, which represents the notional amount of any guarantees from the Group and the fair value of all other Group interests held, rather than the amount of total assets of the VIEs. Further, the Group considers the likelihood of incurring a loss equal to the maximum exposure to be remote because of the Group’s risk mitigation efforts, including hedging strategies, and the risk of loss that is retained by investors.

Note 21 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, commercial paper, most investment-grade corporate debt, most high-yield debt securities, exchange traded and certain over-the-counter (OTC) derivative instruments, most CDOs, most mortgage-backed and asset-backed securities, certain residential mortgage whole loans and listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain investment-grade corporate debt securities, certain high-yield debt securities, distressed debt securities, certain CDOs, certain OTC derivatives, certain mortgage-backed and asset-backed securities, non-traded equity securities and private equity and other long-term investments. Valuation techniques for certain of these instruments are described in greater detail below.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking segment. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of SFAS 133 primarily in this segment. That is, for instruments where we are economically hedged and unable to achieve SFAS 133 hedge accounting, we have elected the fair value option for these instruments. Likewise, for activities managed on a fair value basis where we have been previously unable to achieve fair value accounting, we have utilized the fair value option to align our risk management accounting to our financial reporting.

Fair Value Hierarchy
Financial instruments recorded in the Group’s consolidated balance sheet at fair value have been categorized based upon the relative reliability of the fair value measures in accordance with SFAS 157 (the fair value hierarchy).

The levels of the fair value hierarchy are defined as follows in SFAS 157:

- Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

- Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or price quotations vary substantially either over time or among market makers or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

The Group records net open positions at bid prices if long, or at ask prices if short, unless the Group is a market maker in such positions in which case mid pricing is utilized. Fair value measurements are not adjusted for transaction costs.

Prior to January 1, 2007, net costs of originating or acquiring mortgage loans held for sale were recognized as part of the initial loan carrying value, with any subsequent change in fair value being recognized as a component of Trading revenues. For such loans where the fair value option has been elected, net costs are now recognized on a gross basis as fee income and/or expense.

Quantitative Disclosures of Fair Values

Fair value of assets and liabilities measured at fair value on a recurring basis

	Quoted prices in active markets for identical assets or liabilities (level1)	Significant other observable inputs (level 2)	Significant unobser- vable inputs (level 3)	Impact of netting	[1]	Total at fair value

1Q07 (CHF million)

Assets

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	93,300	0	0		93,300

Securities received as collateral	29,926	4,480	0	0		34,406

Trading assets	264,243	432,522	33,956	(215,671)		515,050

Investment securities	17,053	1,825	34	0		18,912

Other investments	1,114	2,631	15,638	0		19,383

Loans	0	17,317	0	0		17,317

Other intangible assets	0	204	0	0		204

Other assets	0	49,675	623	(169)		50,129

Total assets at fair value	312,336	601,954	50,251	(215,840)		748,701

Liabilities

Due to banks	0	4,406	0	0		4,406

Customer deposits	0	3,806	0	0		3,806

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	169,845	0	0		169,845

Obligations to return securities received as collateral	29,926	4,480	0	0		34,406

Trading liabilities	141,720	277,507	13,503	(215,758)		216,972

Short-term borrowings	0	4,461	4,875	0		9,336

Long-term debt	989	74,048	26,960	0		101,997

Other liabilities	0	14,742	0	(82)		14,660

Total liabilities at fair value	172,635	553,295	45,338	(215,840)		555,428

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents an adjustment related to counterparty netting.

Fair value of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	Derivatives, net	Private equity investments	Other		Total

1Q07 (CHF million)

Assets

Balance at beginning of period	189	14,953	10,712		25,854

Total gains or losses (realized/unrealized) included in net income	55	980	379		1,414

Purchases, issuances and settlements	666	(272)	5,265		5,659

Transfers in and/or out of level 3	1,335	(23)	3,099		4,411

Balance at end of period	2,245	15,638	19,455		37,338

Liabilities

Balance at beginning of period	–	–	27,939	[1]	27,939

Total gains or losses (realized/unrealized) included in net income	–	–	(18)		(18)

Purchases, issuances and settlements	–	–	5,225		5,225

Transfers in and/or out of level 3	–	–	(721)		(721)

Balance at end of period	–	–	32,425	[1]	32,425

1 Includes primarily structured notes.

in the period	Trading revenues	Other revenues

1Q07 (CHF million)

Total gains or losses included in net income for the period	504	892

Changes in unrealized gains or losses relating to assets still held as of the reporting date	1,187	214

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses related to assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

We employ various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments which are classified in levels 1 and/or 2. The realized and unrealized gains and losses related to assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising from economic hedging instruments classified in levels 1 and/or 2.

Qualitative Disclosures of Valuation Techniques
Trading assets and trading liabilities
Money market instruments
Traded money market instruments include instruments such as bankers’ acceptances, certificates of deposit, commercial papers, book claims, treasury bills and other rights, which are held for trading purposes. Valuations of money market instruments are generally based on observable inputs.

Trading securities
The Group’s trading securities consist of interest-bearing securities and rights and equity securities. Interest-bearing securities and rights include debt securities, residential and commercial mortgage-backed securities and other asset-backed securities and CDOs. Equity securities include common equity shares, convertible bonds and separately managed funds.

For debt securities for which market prices are not available, valuations are based on yields reflecting the perceived risk of the issuer and the maturity of the security, recent disposals in the market or other modeling techniques, which may involve judgment.

Values of residential and commercial mortgage-backed securities and other asset-backed securities are generally available through quoted prices, which are often based on the prices at which similarly structured and collateralized securities trade between dealers and customers. Values of residential and commercial mortgage-backed securities and other asset-backed securities for which there are no significant observable inputs are valued using valuation models incorporating prepayment scenarios and Monte Carlo simulations.

Collateralized debt, bond and loan obligations are split into various structured tranches, and each tranche is valued based upon its individual rating and the underlying collateral supporting the structure. Values are derived by using valuation models to calculate the internal rate of return of the estimated cash flows.

The majority of the Group’s positions in equity securities are traded on public stock exchanges for which quoted prices are readily and regularly available. Fair values of preferred shares are determined by their yield and the subordination relative to the issuer’s other credit obligations. Convertible bonds are generally valued using observable pricing sources. For a small number of convertible bonds, no observable prices are available, and valuation is determined using internal and external models, for which the key inputs include stock price, dividend rates, credit spreads, foreign exchange rates, prepayment rates and equity market volatility.

Derivatives
Positions in derivatives held for trading purposes include both OTC and exchange-traded derivatives. The fair values of exchange-traded derivatives are typically derived from observable exchange prices and/or observable inputs. The fair values of OTC derivatives are determined on the basis of internally developed proprietary models using various inputs. These inputs include those characteristics of the derivative that have a bearing on the economics of the instrument.

The determination of the fair value of many derivatives involves only a limited degree of subjectivity because the required inputs are observable in the marketplace. Other, more complex derivatives use unobservable inputs. Specific unobservable inputs include long-dated volatility assumptions on OTC option transactions and recovery rate assumptions for credit derivative transactions. Uncertainty of pricing inputs and liquidity are also considered as part of the valuation process.

Other trading assets
Other trading assets primarily include residential mortgage loans which are purchased with an intent to securitize. Valuations for traded residential mortgage loans are based on pricing factors specific to loan level attributes, such as loan-to-value ratios, current balance and liens. In addition, current written offers or contract prices are considered in the valuation process.

Investment securities
Investment securities recorded at fair value include debt and equity securities. These debt and equity securities are quoted in active or inactive markets. These instruments include government and corporate bonds.

Other investments
The Group’s other investments include hybrid instruments, private equity and other alternative capital investments.
Private equity and other long-term investments include direct investments and investments in partnerships which make private equity and related investments in various portfolio companies and funds. Private equity investments and other long-term investments consist of both publicly traded securities and private securities. Publicly traded investments which are restricted or which are not quoted in active markets are valued based upon quotes with appropriate adjustments for liquidity or trading restrictions. Private securities are valued taking into consideration a number of factors, such as the most recent round of financing involving unrelated new investors, earnings multiple analyses using comparable companies or discounted cash flow analyses.

Internally-managed funds include partnerships and related direct investments for which the Group acts as the fund’s advisor and makes investment decisions. Internally-managed funds principally invest in private securities and, to a lesser extent, publicly traded securities and fund of funds partnerships. The fair value of investments in internally-managed fund of funds partnerships is based on the valuation received from the underlying fund manager and is reviewed by us. The fair value of investments in other internally-managed funds is based on the Group’s valuation. Balances for internally-managed funds also include amounts relating to the consolidation of private equity funds under EITF 04-5 and FIN 46(R). A substantial portion of the investments held by the private equity funds consolidated primarily under EITF 04-5 and FIN 46(R) is reflected in level 3. Funds managed by third parties include investments in funds managed by an external fund manager. The fair value of these funds is based on the valuation received from the general partner of the fund and is reviewed by us.

Loans
The Group’s loans include primarily corporate, consumer, mortgage and emerging market loans. The fair value of loans, primarily corporate and emerging market loans within the Investment Banking segment, is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using implied credit spreads derived from credit default swaps for the specific borrower. Where credit default swaps for a particular borrower are not available, a matrix of similar entity implied credit spreads from credit default swaps is constructed to derive an implied credit spread for that particular borrower. Alternatively, fair value is determined utilizing unobservable inputs and a discounted cash flow analysis.

Short-term borrowings and long-term debt
The Group’s short-term borrowings and long-term debt include structured notes (hybrid financial instruments which are both bifurcatable and non-bifurcatable) and vanilla debt. The fair value of these debt instruments is based on quoted prices, where available. Where quoted prices are not available, fair values are calculated using yield curves for similar maturities, taking into consideration the impact of the Group’s own credit spread on these instruments.

Other assets and other liabilities
The Group’s other assets and other liabilities include mortgage loans held in conjunction with securitization activities and assets and liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. The fair value of mortgage loans held in conjunction with securitization activities is determined on a whole-loan basis or an “as-if” securitized basis depending on the principal market in which the loans will be transacted. Whole-loan valuations are calculated using yield curves for similar maturities for similar loans using discounted cash flow analyses. “As-if” securitized loans valuations are calculated using inputs consistent with similar securitized loans with quoted prices. The fair value of assets and liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140 is determined based on the quoted prices for securitized bonds, where available, or on cash flow analyses for securitized bonds when quoted prices are not available.

Fair Value Option
Upon adoption of SFAS 159, the Group elected the fair value option for certain of its financial instruments included in the following captions:
Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions: The Group has elected to account for structured resale agreements and most matched book resale agreements held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing resale agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Other investments: The Group has elected to account for certain equity method investments held as of January 1, 2007 and certain of those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes. Certain similar instruments, such as those relating to equity method investments in strategic relationships, for example, the Group’s ownership interest in certain clearance organizations, which were eligible for the fair value option election, were not elected due to the strategic relationship.

Loans: The Group has elected to account for certain Investment Banking corporate loans and loan commitments and certain Investment Banking emerging market loans (of which both types are considered foreign loans) held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes. Additionally, recognition on a fair value basis eliminates the mismatch that currently exists due to the economic hedging the Group employs to manage these loans. Certain similar loans, such as project finance, lease finance, cash collateralized and bridge loans, which were eligible for the fair value option election, were not elected due to the lack of currently available infrastructure to fair value such loans and/or the inability to economically hedge such loans. Additionally, the Group elected not to account for loans granted by its Private Banking segment at fair value, including corporate, consumer and mortgage loans, as these loans are not managed on a fair value basis.

Other assets: The Group did not elect the fair value option for loans held for sale as of January 1, 2007. The Group elected the fair value option for new loans entered into after January 1, 2007 due to the short period over which such loans are held and the intention to sell such loans in the near term. Other assets also include assets of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. For such assets existing as of January 1, 2007, the Group did not elect the fair value option due to the operational effort to change the accounting for existing items reflected in its consolidated financial statements. The fair value option was elected for transactions entered into after January 1, 2007.

Due to banks: The Group elected the fair value option for certain time deposits associated with its emerging markets activities entered into after January 1, 2007.
Customer deposits: The Group’s customer deposits include fund-linked deposits. The Group elected the fair value option for these fund-linked deposits as of January 1, 2007 and those entered into after January 1, 2007. Fund-linked products are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes.

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions: The Group has elected to account for structured repurchase agreements and most matched book repurchase agreements held as of January 1, 2007 and those entered into after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting is deemed more appropriate for reporting purposes. The Group did not elect the fair value option for firm financing repurchase agreements as these agreements are generally overnight agreements which approximate fair value, but which are not managed on a fair value basis.

Short-term borrowings: The Group’s short-term borrowings include hybrid debt instruments with embedded derivative features. Some of these embedded derivative features create bifurcatable debt instruments. The Group elected the fair value option for some of these instruments as of January 1, 2006 in accordance with the provisions of SFAS 155. New bifurcatable debt instruments which were entered into in 2006 are carried at fair value in accordance with SFAS 155. Some hybrid debt instruments do not result in bifurcatable debt instruments. The adoption of SFAS 159 permits the Group to elect fair value accounting for non-bifurcatable hybrid debt instruments (and bifurcatable non-financial debt instruments). With the exception of certain bifurcatable hybrid debt instruments, which the Group did not elect to account for at fair value upon adoption of SFAS 155, the Group has elected to account for all hybrid debt instruments held as of January 1, 2007 and hybrid debt instruments originated after January 1, 2007 at fair value. These activities are managed on a fair value basis, thus fair value accounting is deemed appropriate for reporting purposes. There are two main populations of similar instruments for which fair value accounting was not elected. The first relates to the lending business transacted by the Group’s Private Banking segment, which includes structured deposits and similar investment products. These are managed on a bifurcated or accrual basis, thus fair value accounting is not considered appropriate. The second relates to instruments which were or will be maturing in the near term and whose fair value will be realized at that time.

Long-term debt: The Group’s long-term debt includes hybrid debt instruments with embedded derivative features as described above in Short-term borrowings. The Group’s long-term debt also includes debt issuances managed by its central Treasury department which do not contain derivative features (vanilla debt). The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. The Group has availed itself of the simplification objective of the fair value option to elect fair value for this fixed-rate debt and will no longer be required to maintain hedge documentation to achieve a similar financial reporting outcome.

Other liabilities: Other liabilities include liabilities of VIEs and mortgage securitizations which do not meet the criteria for sale treatment under SFAS 140. For such liabilities existing as of January 1, 2007, the Group did not elect the fair value option due to the operational effort to change the accounting for existing items reflected in its consolidated financial statements. The fair value option was elected for transactions entered into after January 1, 2007.

Cumulative effect adjustment to opening retained earnings

	Carrying value as of December 31, 2006	Fair value as of January 1, 2007	Cumulative effect adjustment to opening retained earnings

1Q07 (CHF million)

Balance sheet items

Other investments	34	35	1

Loans	13,694	13,772	78

Other assets	1,313	1,315	2

Due to banks and customer deposits	(229)	(250)	(21)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions, net	(43,102)	(43,107)	(5)

Short-term borrowings	(2,543)	(2,542)	1

Long-term debt	(52,691)	(53,859)	(1,168)

Other liabilities	(211)	(497)	(286)

Deferred taxes			395

Total			(1,003)

Gains/losses on financial instruments

	Total gains/ losses

1Q07 (CHF million)

Financial instruments

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	3,911	[1]

Trading loans	49	[1]

of which related to credit risk	22

Other investments	8	[2]

Loans	361	[1]

of which related to credit risk	41

Other assets	81	[1]

of which related to credit risk	(11)

Due to banks and customer deposits	(20)	[1]

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(3,506)	[1]

Short-term borrowings	(86)	[2]

Long-term debt	(239)	[1]

of which related to credit risk	(17)

Other liabilities	(1)	[2]

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues.

The above table includes Net interest income which would have been recognized in the period even if the fair value option had not been elected. Interest income and interest expense are recorded in different line items in the consolidated statement of income depending on the nature of the instrument and the related market convention. When interest is included as a component of the change in the instrument’s fair value, interest is included in Trading revenues. Otherwise, it is included within Interest and dividend income or Interest expense. In addition to the financial instruments in the above table, Trading assets and Trading liabilities and certain Other assets and Other liabilities are measured at fair value as required by other accounting pronouncements. Changes in the fair values of these instruments are recorded in Trading revenues. Additionally, the above impacts to the consolidated statement of income represent results by product and, therefore, do not necessarily reflect the results of business activities.

The impacts of credit risk on debt securities held as assets presented in the table above have been calculated as the component of the total change in fair value excluding the impact of changes in base or risk-free interest rates. The impacts of changes in own credit risk on liabilities presented in the table above have been calculated as the difference between the fair value of those instruments as of the reporting date and the theoretical fair values of those instruments calculated by using the yield curve prevailing at the end of the reporting period, adjusted up or down for changes in our own credit spreads from the transition date to the reporting date.

Difference between the fair value and the aggregate unpaid principal balance for loans

	Of which at fair value	Aggregate unpaid principal	Difference between fair value and aggregate unpaid principal

1Q07 (CHF million)

Loans

Non-performing loans 90 days or more past due	23	64	(41)

Non-accrual loans	88	181	(93)

Difference between the fair value and the aggregate unpaid principal balance

	Of which at fair value	Aggregate unpaid principal	Difference between fair value and aggregate unpaid principal

1Q07 (CHF million)

Financial instruments

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	93,300	93,190	110

Loans	17,317	17,292	25

Other assets	48,599	48,957	(358)

Due to banks and customer deposits	(3,225)	(3,215)	(10)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(169,845)	(169,726)	(119)

Short-term borrowings	(9,336)	(9,360)	24

Long-term debt	(101,997)	(99,714)	(2,283)

Note 22 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly-owned subsidiary of the Group.

Condensed consolidating statements of income, 1Q07

in the period	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	6,522	7,907		14,429	105	158		14,692

Interest expense	(6,337)	(6,224)		(12,561)	(126)	84		(12,603)

Net interest income	185	1,683		1,868	(21)	242		2,089

Commissions and fees	1,555	3,069		4,624	6	347		4,977

Trading revenues	1,102	2,089		3,191	1	24		3,216

Other revenues	1,079	332		1,411	2,712	(2,785)		1,338

Net revenues	3,921	7,173		11,094	2,698	(2,172)		11,620

Provision for credit losses	0	51		51	0	2		53

Compensation and benefits	1,814	2,976		4,790	51	109		4,950

General and administrative expenses	333	1,224		1,557	(60)	35		1,532

Commission expenses	108	442		550	1	58		609

Other expenses	441	1,666		2,107	(59)	93		2,141

Total operating expenses	2,255	4,642		6,897	(8)	202		7,091

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,666	2,480		4,146	2,706	(2,376)		4,476

Income tax expense	266	523		789	(2)	35		822

Minority interests	881	74		955	0	(30)		925

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	519	1,883		2,402	2,708	(2,381)		2,729

Net income	519	1,883		2,402	2,708	(2,381)		2,729

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of income, 1Q06

in the period	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of income (CHF million)

Interest and dividend income	5,207	5,901		11,108	70	139		11,317

Interest expense	(4,824)	(4,748)		(9,572)	(116)	37		(9,651)

Net interest income	383	1,153		1,536	(46)	176		1,666

Commissions and fees	1,205	2,687		3,892	3	339		4,234

Trading revenues	869	2,433		3,302	(14)	120		3,408

Other revenues	1,351	294		1,645	2,600	(2,628)		1,617

Net revenues	3,808	6,567		10,375	2,543	(1,993)		10,925

Provision for credit losses	0	(54)		(54)	0	(7)		(61)

Compensation and benefits	1,518	2,795		4,313	24	136		4,473

General and administrative expenses	373	1,327		1,700	(92)	14		1,622

Commission expenses	99	400		499	0	44		543

Other expenses	472	1,727		2,199	(92)	58		2,165

Total operating expenses	1,990	4,522		6,512	(68)	194		6,638

Income from continuing operations before taxes, minority interests, extraordinary items and cumulative effect of accounting changes	1,818	2,099		3,917	2,611	(2,180)		4,348

Income tax expense	180	366		546	7	162		715

Minority interests	1,232	96		1,328	0	(37)		1,291

Income from continuing operations before extraordinary items and cumulative effect of accounting changes	406	1,637		2,043	2,604	(2,305)		2,342

Income from discontinued operations, net of tax	0	0		0	0	286		286

Extraordinary items, net of tax	0	(24)		(24)	0	0		(24)

Net income	406	1,613		2,019	2,604	(2,019)		2,604

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets, 1Q07

end of period	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,221	26,364		28,585	3,423	(4,430)		27,578

Interest-bearing deposits with banks	54,243	(50,210)		4,033	1,047	492		5,572

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	197,240	129,347		326,587	0	(114)		326,473

Securities received as collateral	15,249	19,355		34,604	0	(198)		34,406

Trading assets	164,857	348,223		513,080	0	1,970		515,050

Investment securities	0	18,067		18,067	29	1,089		19,185

Other investments	16,464	4,450		20,914	41,595	(41,251)		21,258

Loans, net	785	190,407		191,192	6,671	14,968		212,831

Premises and equipment	847	4,638		5,485	0	555		6,040

Goodwill	768	9,139		9,907	0	1,136		11,043

Other intangible assets	261	231		492	0	0		492

Other assets	47,625	130,342		177,967	475	1,317		179,759

Total assets	500,560	830,353		1,330,913	53,240	(24,466)		1,359,687

Liabilities and shareholders' equity (CHF million)

Due to banks	230	133,926		134,156	3,070	(16,254)		120,972

Customer deposits	76	306,596		306,672	0	21,653		328,325

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	255,273	30,238		285,511	0	(1,047)		284,464

Obligation to return securities received as collateral	15,249	19,355		34,604	0	(198)		34,406

Trading liabilities	59,433	156,919		216,352	0	620		216,972

Short-term borrowings	41,049	(18,859)		22,190	0	5,532		27,722

Long-term debt	56,114	94,115		150,229	5,812	(149)		155,892

Other liabilities	41,578	87,433		129,011	374	1,899		131,284

Minority interests	13,412	10,767		24,179	0	(8,533)		15,646

Total liabilities	482,414	820,490		1,302,904	9,256	3,523		1,315,683

Total shareholders' equity	18,146	9,863		28,009	43,984	(27,989)		44,004

Total liabilities and shareholders' equity	500,560	830,353		1,330,913	53,240	(24,466)		1,359,687

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets, 4Q06

end of period	Credit Suisse (USA), Inc.	Other Credit Suisse subsidiaries	[1]	Credit Suisse (the Bank)	Credit Suisse Group parent company	Other Credit Suisse Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,323	25,542		27,865	9,150	(7,975)		29,040

Interest-bearing deposits with banks	34,059	(30,149)		3,910	1,047	3,171		8,128

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	173,505	145,067		318,572	0	476		319,048

Securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading assets	150,742	298,680		449,422	0	1,358		450,780

Investment securities	0	20,304		20,304	29	1,061		21,394

Other investments	15,107	5,081		20,188	35,041	(34,751)		20,478

Loans, net	780	190,103		190,883	9,860	7,384		208,127

Premises and equipment	820	4,623		5,443	0	547		5,990

Goodwill	752	9,137		9,889	0	1,134		11,023

Other intangible assets	240	235		475	0	1		476

Other assets	47,031	100,472		147,503	497	1,087		149,087

Total assets	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

Liabilities and shareholders' equity (CHF million)

Due to banks	159	104,565		104,724	5,870	(13,080)		97,514

Custome deposits	57	280,143		280,200	0	10,664		290,864

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	231,212	57,230		288,442	0	2		288,444

Obligation to return securities received as collateral	13,489	18,821		32,310	0	75		32,385

Trading liabilities	48,103	149,833		197,936	0	486		198,422

Short-term borrowings	24,539	(8,252)		16,287	0	5,269		21,556

Long-term debt	53,127	90,894		144,021	5,738	(1,927)		147,832

Other liabilities	37,887	79,949		117,836	430	1,769		120,035

Minority interests	12,715	6,248		18,963	0	(3,645)		15,318

Total liabilities	421,288	779,431		1,200,719	12,038	(387)		1,212,370

Total shareholders' equity	17,560	8,485		26,045	43,586	(26,045)		43,586

Total liabilities and shareholders' equity	438,848	787,916		1,226,764	55,624	(26,432)		1,255,956

1 Includes eliminations and consolidation adjustments.

Note 23 Litigation
In accordance with SFAS 5, the Group has litigation reserves for private litigation involving Enron, certain IPO allocation practices, research analyst independence and other related litigation of CHF 1.2 billion (USD 1.0 billion) as of March 31, 2007, after deductions for settlements.

The Group is also involved in a number of other judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. These actions have been brought on behalf of various classes of claimants and, unless otherwise specified, seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, are not likely to have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period.

It is inherently difficult to predict the outcome of many of these matters. In presenting the consolidated financial statements, management makes estimates regarding the outcome of these matters and records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm to the Board of Directors of

Credit Suisse Group, Zurich

We have reviewed the accompanying condensed consolidated balance sheets of Credit Suisse Group and subsidiaries (the “Group”) as of March 31, 2007 and 2006, the related condensed consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flow for the three-month periods ended March 31, 2007 and 2006. These condensed consolidated financial statements are the responsibility of the Group’s management.

We conducted our reviews in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Group as of December 31, 2006, and the related consolidated statements of income, changes in shareholders’ equity, comprehensive income and cash flows for the year then ended (not presented herein); and in our report dated March 23, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

KPMG Klynveld Peat Marwick Goerdeler SA

David L. Jahnke Robert S. Overstreet
Auditor in charge

Zurich, Switzerland
May 1, 2007

Cautionary statement regarding forward-looking information
This Report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– Our plans, objectives or goals;
– Our future economic performance or prospects;
– The potential effect on our future performance of certain contingencies; and
– Assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– The ability to maintain sufficient liquidity and access capital markets;
– Market and interest rate fluctuations;
– The strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations in particular;
– The ability of counterparties to meet their obligations to us;
– The effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– Political and social developments, including war, civil unrest or terrorist activity;
– The possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– Operational factors such as systems failure, human error, or the failure to implement procedures properly;
– Actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– The effects of changes in laws, regulations or accounting policies or practices;
– Competition in geographic and business areas in which we conduct our operations;
– The ability to retain and recruit qualified personnel;
– The ability to maintain our reputation and promote our brand;
– The ability to increase market share and control expenses;
– Technological changes;
– The timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– Acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– The adverse resolution of litigation and other contingencies; and
– Our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Form 20-F Item 3 – Key Information – Risk factors.

CREDIT SUISSE

CREDIT SUISSE GROUP
Paradeplatz 8
8070 Zürich
Schweiz
Tel. +41 44 212 16 16
Fax +41 44 333 25 87

www.credit-suisse.com